Exhibit 16.1

November 12, 2026

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read NorthStar Earth & Space Enterprises, Inc.’s (the “Company”) (legal successor of Viking Acquisition Corp. I) statements included within its Form 6-K dated November 12, 2026. We agree with the statements concerning our Firm, in which we were informed of the approval, by the audit committtee of the board of directors of the Company, of our dismissal on November 11, 2026, which becomes effective following completion of the Company’s quarterly review as of and for the quarter ended September 30, 2026, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

San Francisco, California